Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 5, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

DISCLOSURE OF TRADING IN OWN SHARES

Name: TECHNIP
Disclosure of trading in own shares from December 26, 2006 to December 29, 2006

	Purchase/Sale	Number of shares (1)	Weighted Average Price (in euros)	Amount (in euros)
December 27, 2006	Purchase	62,000	51.735	3,207,570
December 28, 2006	Purchase	50,000	51.629	2,581,450
December 29, 2006	Purchase	30,000	51.833	1,554,990

Week from December 26 to December 29, 2006		142,000		7,344,010
(1) including shares purchased through derivative financial instruments (*)
(*) not applicable to this disclosure

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: January 5, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer